PFG Fund V, LLC

10200 W. 44th Avenue, Suite 220

Wheat Ridge, CO 80033

June 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Brigitte Lippmann

Re:	PFG Fund V, LLC
Offering Statement on Form 1-A, as amended (the “Offering Statement”)
CIK 0001837189

Dear Ms. Lippmann:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), PFG Fund V, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “SEC”) issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified by 5:30PM Eastern Daylight Time on June 3, 2021, or as soon thereafter as is practicable. The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. The Company further acknowledges that:

●	Should the SEC or its staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the SEC from taking any action with respect to the filing;

●	the action of the SEC or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

We appreciate the SEC’s review and continued assistance with the above referenced filing. Should you or your office have any questions, please feel free to contact Tae Kim, Esq., counsel to the Company, at (949) 379-2600.

Sincerely,

/s/ Kevin Amolsch

Kevin Amolsch

President of Pine Financial Group, Inc.,

Manager of PFG Fund V, LLC

Cc:	Securities and Exchange Commission
Jonathan Burr, Howard Efron, and Robert Telewicz

Geraci LLP
Tae Kim, Esq. Kevin Kim, Esq.